FIRST AMENDMENT TO THE

CUSTODY AGREEMENT

BETWEEN

ADVISERS INVESTMENT TRUST ON BEHALF OF THE SERIES MANAGED BY J.O. HAMBRO CAPITAL MANAGEMENT LIMITED

AND

THE NORTHERN TRUST COMPANY

FIRST AMENDMENT

WHEREAS, Advisers Investment Trust (“Trust”) on behalf of the series managed by J.O. Hambro Capital Management Limited, an Ohio business trust, and The Northern Trust Company (“Northern”) entered into a Custody Agreement as of September 10, 2013 (the “Agreement”); and

WHEREAS, Northern and the Trust wish to amend the terms of the Agreement to reflect the current method of invoicing for fees;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, Northern and the Trust agree to amend the Agreement as follows:

1.	Section 5(d) shall be deleted in its entirety and replaced with the following Section 5(d):

“(a) The Custodian will bill the Fund for its services to each Portfolio hereunder as soon as practicable after the end of each month, and said billings will be detailed in accordance with the Fee Schedule for the Fund. The method for calculating fees will be agreed to in writing from time to time by the parties. The Fund will promptly pay to the Custodian the amount of such billing. The Custodian shall have a claim of payment against the property in each Portfolio for any compensation or expense amount owing to the Custodian in connection with such Portfolio from time to time under this Agreement.

2.	In all other respects, the Agreement shall remain unchanged.

3.	This amendment shall be effective as of March 11, 2014.

ADVISERS INVESTMENT TRUST		THE NORTHERN TRUST COMPANY

By:	/s/Dina Tantra	By:	/s/Scott Denning
Name:	Dina Tantra	Name:	Scott Denning
Title:	President	Title:	Senior Vice President